Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Reaffirms Commitment to Combination with Stratasys

Highlights Feedback from Stratasys Shareholders and Troublesome Failure to Engage by Stratasys Board

ROCK HILL, S.C., June 30, 2023 (GLOBE NEWSWIRE) -- 3D Systems (NYSE:DDD) (“the Company”) responded to today’s announcement by Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) that Stratasys continues to refuse to engage with the Company to discuss a business combination transaction despite the opportunity to create superior value for Stratasys shareholders. On June 27, 2023, the Company submitted an enhanced proposal to combine with Stratasys in a transaction that would reward Stratasys shareholders with a package of stock and cash consideration, representing a market value of $20.84 per Stratasys share as of the close of trading yesterday.

President and CEO Dr. Jeffrey Graves stated, “The Stratasys Board has made the perplexing decision to not engage with us to reach a mutually agreed upon, friendly transaction that we believe would unlock value for all shareholders. Frankly, we are surprised that in their quick rejection, Stratasys’ Board did not acknowledge or refute the merits of our proposed transaction, or respond to the market’s concerns about the value destruction of the Desktop Metal merger.”

Continued Dr. Graves, “We are hearing from a spectrum of Stratasys shareholders that they understand and believe that a combination between 3D Systems and Stratasys offers an unparalleled option for certainty, scale and long-term growth. This feedback from Stratasys’ own shareholders only strengthens our conviction that this is the right deal at the right time. It is concerning that, as public company directors, the Stratasys Board is ignoring these signals from its investors. It is difficult to understand their rationale, which we think raises questions as to whether they have entrenched themselves in a position that demonstrates an absence of focus on maximizing shareholder value.”

The Company reiterates its view of the key benefits of its proposed transaction with Stratasys:

  Scale Drives Leadership: Delivers immediate scale for leadership in the rapidly growing and fragmented additive manufacturing industry.
  Complementary Technology Portfolio: Combination of proven technologies with limited overlap, creating a combined portfolio better positioned to service nearly every vertical in the 3D printing market today.
  Significant Cost Synergies: Highly certain value creation potential through realization of at least $100 million in cost synergies across SG&A savings, R&D integration and COGS optimization, jointly identified by members of both companies’ management teams during due diligence sessions in September 2022, in addition to significant revenue opportunities not currently included in 3D Systems’ pro forma valuation analysis.
  Industry Leading Financial Profile: Estimated LTM combined revenue of $1.2 billion and ~$150 million in pro forma cash on the combined company balance sheet with a combined ~12% EBITDA margin1, and no debt or equity financing contemplated.
  Meaningful Growth Opportunities from Regenerative Medicine: Unmatched bioprinting leadership potential, with a clear road map for human applications, including human trials for 3D printed lungs anticipated by 2026.

3D Systems continues to believe Stratasys is relying on assumptions that are unfounded and unreasonable in order to proceed with the proposed merger with Desktop Metal. These assumptions include:

  A Sudden and Significant Shift in Projected Desktop Metal Performance: Stratasys management’s EBITDA projections for Desktop Metal unrealistically assume sudden and meteoric growth and the realization of speculative revenue synergies by Desktop Metal, a company that has not delivered on its growth prospects or any of its financial commitments since its de-SPAC “IPO” in 2020.
  Turnaround of a 28-year-old Metals Technology: Stratasys continues to tout Desktop Metal’s binder jet technology as the future of mass-produced additively manufactured metal products, but after nearly three decades, all players focused on binder jet metals have only amassed a 4% share of the total market, largely due to inferior technology. Binder jet technology continues to face significant challenges to demonstrate its viability, achieve scale for mass production and generate a profit.
  Unrealistic Cost Synergy Assumptions: Stratasys has stated the Desktop Metal transaction will result in $50 million of cost synergies. The Company does not believe that is achievable. This $50 million is incremental to the $100 million of standalone cost reductions previously announced by Desktop Metal, which equates to 60% of Desktop Metal’s 2022 operating expenses.
  Highly Speculative Revenue Synergies: Stratasys cites significant value creation potential through the realization of speculative revenue synergies from manufacturing and mass production. The Company believes investors should be skeptical of such revenue synergies as they are hard to establish and forecast until actually achieved.
  Highly Speculative and Unsupported Multiple Re-rating: To support its rejection of the 3D Systems proposal, Stratasys published a valuation analysis that predicated 65% of the potential uplift from the proposed Desktop Metal merger on a multiple re-rating that 3D Systems believes is highly speculative and unsupported.
  An Inferior Financial Profile: The Company’s analysis shows that the combination with Desktop Metal will create a combined company with lower pro forma revenue, lower gross profit, negative EBITDA margin and negative free cash flow. 3D Systems believes Desktop Metal’s historical track record of operating losses, impairments and cash burn will introduce significant risk to Stratasys’ financial profile in the coming years.

Dr. Graves concluded, “We have shown a willingness to negotiate with the Stratasys Board and remain flexible and open to engaging in productive discourse in pursuit of a friendly, negotiated transaction. We are committed to making this combination a reality.”

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:
3D Systems
investor.relations@3dsystems.com

MacKenzie Partners, Inc.
Dan Burch / Bob Marese
dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:
FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:
Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com
+972-525329103

1 Based on CY2023E EBITDA guidance and $100mm run-rate cost synergies.